THE GAP YEAR GIRLS, INC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2019& DECEMBER 31 2018

THE GAP YEAR GIRLS,INC

TWELVE MONTHS ENDED DECEMBER 31, 2019 & 2018

CONTENTS



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
Urtaxs103@gmail.com

INDEPENDENT AUDITOR'S REPORT

October 31, 2020

I have audited the accompanying balance sheet of The Gap Year Girls, Inc.(a Texas LLC) as of December 31, 2019 & 2018 and the related statements of income and retained earnings, comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Gap Years Girls, Inc. as of December 31, 2019 & 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary combined schedules are also presented for the purposes of additional analysis and are not a required part of the basic financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew Benvenuti, CPA

THE GAP YEAR GIRLS, INC
BALANCE SHEET

Assets

	December 31, 2019	December 31, 2018
Current Assets		
Cash	$ 7,386	$ 39,133
Development Costs	78,208	44,990
Total Current Assets	85,594	84,123
Property and Equipment, Net of Accumulated Depreciation	-	-
Copyright	55	
Trademark	874	
Total Assets	$ 86,523	$ 84,123

Liabilities & Member's Equity

Current Liabilities		
Credit Cards Payable	$ -	$ -
Total Current Liabilities	-	-
Long Term Liabilities		
Total Long Term Liabilities	-	-
Total Liabilities	-	-
Stockholder's Equity		
Capital Stock	-	-
Additional Paid in Capital	84,123	84,123
Retained Earnings	2,400	-
Total Stockholder's Equity	86,523	84,123
Total Liabilities & Stockholder's Equity	$ 86,523	$ 84,123

The accompanying notes are an integral part of the financial statement.
See Accountant Report

2

THE GAP YEAR GIRLS, INC

STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED

	DECEMBER 31, 2019	DECEMBER 31, 2018
Earned Revenues	$ 3,500	$ -
Cost of Earned Revenues	32,447	44,055
Gross Profit	(28,947)	(44,055)
General and Administrative Expenses	3,263	935
Less Capitalized Development Costs	(31,347)	(44,990)
Net Income	$ 2,400	$ -

The accompanying notes are an integral part of the financial statement.
See Accountant Report

THE GAP YEAR GIRLS, INC

STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED DECEMBER 31, 2019

	DECEMBER 31, 2019	December 31, 2018
Balance -January 1	$ -	$ -
Current Year Net Income	$ 2,400	$ -
Less Current Year Distributions	$ -	$ -
Balance - December 31	$ 2,400	$ -

The accompanying notes are an integral part of the financial statement.
See Accountant Report
4

THE GAP YEAR GIRLS, INC
STATEMENT OF CASH FLOWS
December 31, 2019

		December 31, 2019		December 31, 2018
Cash Flows from Operating Activities				
Net Income	$	2,400	$	0
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation		-		0
		-		
(Increase) Decrease in Assets				
Accounts Receivable		-		0
Prepaid Expenses		-		0
Increase (Decrease) in Liabilities				
Accounts Payable and Accrued Expenses		-		0
Net Cash Provided by Operating	$	2,400.00		0
Cash Flows from Investing Activities				
Copyright & Trademark		(929)		
Development Costs		(33,218)	$	(44,990)
Net Cash Provided by Investing	$	(34,147)		(44,990)
Cash Flows from Financing Activities				
Prior period Adjustmentr		-		0
Additional Paid in Capital		0		84,123
Net Cash Provided by Financing Activities		0		84,123
Net Decrease in Cash	$	(31,747)	$	39,133
Cash - Beginning of Year		39,133		0
Cash - December 31, 2019	$	7.386	$	39,133

The accompanying notes are an integral part of the financial statement.
See Accountant Report

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a privately held corporation engaged primarily in providing Life Coaching Programs.

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2: ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3: EQUIPMENT

Equipment consists of the following:

December 31,2019	December 31,2018
NONE	NONE

Depreciation expense charged to operations was $0
in twelve months ended December 31, 2019 & 2018.

NOTE 4: CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN
EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The
balances are insured by the Federal Deposit Insurance Corporation. At
December 31, 2019 & 2018, the Company's uninsured cash balance was zero.
The Company has not experienced any losses in such accounts and believes
it is not exposed to any significant credit risk to cash.

NOTE 6: INCOME TAXES

The company is has elected to be taxed as an S- Corporation and its
Income/(Loss) is passed through to the stockholders and therefore no
provision has been made for income taxes.

NOTE 7: Contingent Liabilities

Management is unaware of any contingent liabilities as of the date of
these financial statements.

THE GAP YEAR GIRLS, INC
SCHEDULE I - COST OF EARNED REVENUES
TWELVE MONTHS ENDED

	December 31, 2019	December 31, 2018
Direct Development Costs	$ 29,171	$ 34,966
Writers, Assistants & Developers	1,327	6,976
Legal Advisory Fees	-	1,453
Software & Subscipitions	849	660
Beta Test Refunds	1,100	-
	$ 32,447	$ 44,055

THE GAP YEAR GIRLS, INC

SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED

	DECEMBER 31, 2019	DECEMBER 31, 2018
Advertising	$ 2,140	$ -
Bank Charges	18	-
Meals & Entertainment	82	63
Networking	373	
Office Expenses	166	290
Professional Development	104	30
Taxes & Fees	132	409
Vehicle & Travel	248	143
	$ 3,263	$ 935

The accompanying notes are an integral part of the financial statement.
See Accountant Report

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